Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES EXPLORATION UPDATE ON GUALCAMAYO,
EL PEÑÓN, PILAR DE GOIAS AND MERCEDES

TORONTO, ONTARIO, June 19, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced an exploration update for Gualcamayo, El Peñón, Pilar de Goias and Mercedes.

GUALCAMAYO, ARGENTINA
Drilling at Gualcamayo continued during the quarter with two underground and two surface diamond drills.  The significant results show:
•	Potential for expanded size of QDD Lower West deposit
•	Improved grades compared to the original resource model
•	Added tonnage through increased width of the deposit

In May 2008, results were reported for hole 08QD-516 (110.8 metres of 2.24 g/t Au), which significantly extended the QDD Lower West deposit 175 metres along strike to the northwest. Hole 08QD-515, drilled within this extension, intersected 34.6 metres of 1.35 g/t Au confirming that QDD Lower West is open down dip below 08QD-516.  Holes 08QD-520, 08QD-522 and 08QD-523 have confirmed or increased the previously known grades of mineralization and, more importantly, they have significantly increased the thickness of the deposit thereby adding tonnes. Hole 08QD-523 drilled to the west of the QDD Lower West deposit extended the known grade shell to the west.

Hole	From (m)	To (m)	Interval (m)	Au (g/t)
08QD-518	9.61	21.45	11.84	1.39
	42.67	65.20	22.53	1.21
08QD-519	27.36	42.25	15.09	1.06
08QD-520	0.0	103.3	103.3	2.40
08QD-522	14.2	96.05	81.9	3.87
08QD-523	92.4	340.6	248.2	3.00
including	116.4	276.7	160.3	4.21

These results continue to support the view that QDD Lower West may be a larger deposit than is reflected in the current resource estimate. QDD Lower West is the third and most prospective of the mineralized zones at Gualcamayo.  An update to the feasibility study for QDD and AIM is planned to include QDD Lower West by year-end. Production is expected to begin at the QDD deposit at Gualcamayo at the end of 2008 followed by AIM and then QDD Lower West.  Total production at Gualcamayo is expected to exceed 300,000 ounces of gold per year once QDD Lower West is in production, which is planned for 2010.  Planned production at this level is expected for at least a ten year period.

EL PEÑÓN, CHILE
In May 2008, Yamana reported the discovery of the Bonanza North extension with discovery hole SNF0005 which returned 2.75 metres of 78.33 g/t Au and 217.67 g/t Ag.  Since that time, an additional 14 drill holes have been completed at Bonanza North, and the grade shell continues to expand, supporting the view that the deposit could be at least two times the current resource estimate.

Mineralization has now been traced along a strike length for 540 metres from section 7,860N to 8,400N.  Hole EB0009 on section 8,400N intersected 0.48 metres at 17.3 g/t Au and 54.1 g/t Ag, potentially extending the mineralization an additional 300 metres to the north for a combined strike length of almost 600 metres.  Hole EB0013 was drilled 60 metres north of the northern end of the Bonanza deposit and returned 2.08 metres of 33.07 g/t Au and 163.73 g/t Ag, indicating that Bonanza is open to the north.

Drilling going forward will focus on connecting the Bonanza North deposit to the Bonanza vein to the south.  Should a connection be established the potential strike length of Bonanza North could be as long as 1,200 metres while remaining open to the north.

Hole	Section	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
EB0003	7,920	520	521	0.59	35.50	17.1
EB0004	7,920	482	483	0.61	9.10	10.7
EB0005	7,860	478	479	0.54	10.90	41.7
EB0007	7,860	513	516	1.49	8.77	9.6
EB0009	8,400	528	529	0.48	17.30	54.1
EB0013	7,320	328	3,311	2.08	33.07	163.7

Yamana believes these results support its view that El Peñón will be able to achieve an increased sustainable annual rate of production of 500,000 gold equivalent ounces (GEO) per year by the end of 2008.  A detailed mine plan is in progress to potentially further increase production to approximately 600,000 GEO per year.

PILAR DE GOIAS, BRAZIL
Drilling continues at Pilar de Goias where a resource estimate was provided earlier this year showing inferred resources of 972,000 ounces of gold at an average grade of 2.42 g/t.  Currently, four drills are active.  Results to date have confirmed the reported widths of mineralization and have locally increased estimated grades.

The current focus of exploration is concentrated on the completion of an infill drill program on the JOT trend (Jordino, Ogo and Tres Buracas deposits) to facilitate the completion of a scoping study by the end of 2008.  Three drill rigs are currently on site.  The continuity of the mineralization towards the south is also being investigated with one drill rig.  Infill drilling is being conducted on a 100 x 100 metre grid.   Within this area two smaller blocks have already been drilled on a 50 x 50 metre grid, to investigate short range grade variation.  Results to date have confirmed the previously estimated widths of mineralization and have locally increased grades. The results of the drill program are attached in Table 1.

Of particular importance is the extension of the JOT trend to the south of Jordino.  The extension is covered by younger rocks of the Araxá sequence which were thrust over the Pilar greenstone sequence during the Neoproterozoic.  The intersection of 11 metres of 3.87 g/t Au in hole JD008 has successfully traced the extension of Jordino below the Araxá sequence for at least 200 metres.   Further drilling has been completed for an additional 800 metres to the south, with results pending.  With the extension of the Jordino trend to the south, mineralization has now been traced by drilling along a strike length of 7 kilometres.

Pilar de Goias is one of Yamana’s most interesting and prospective areas for exploration with significant potential for one or more discoveries which would further increase Yamana’s targeted production levels.

MERCEDES, MEXICO
Drilling continued at Mercedes in the second quarter, with 5 core rigs currently on-site. Exploration focused on 1) Infill drilling and step-out drilling on the Mercedes Vein, 2) Infill drilling on the Klondike Vein and 3) Generative drilling of targets in the Mercedes Northwest Extension, Klondike Basin and Tucabe Vein systems.

Since the March 25, 2008 press release, a total of 148 core holes totaling 37,225 metres have been completed, bringing the total project drilling to 120,321 metres in 523 holes. Assay results have been received up to Mercedes hole M08-325.

Mercedes Vein Zone Results
Infill drilling and step-out drilling on 30 to 60 metre centres has successfully identified more than 2.0 g/t of gold equivalent mineralization (at a 150:1 Ag:Au conversion factor, which reflects relative metal prices and recovery rates) along a 1,200 metre strike length of the Mercedes Vein.   Gold-silver mineralization is contained within complex multi-stage epithermal low sulphidation quartz-carbonate vein, stockwork and breccia zones up to 15.0 metres in true width, hosted within a thick sequence of andesite flows and breccias. Ore grade mineralization occurs over a vertical range of 460 metres (700 to 1,160 metre elevation).

Drilling focused on the main Corona de Oro zone as well as several ore shoots to the southeast (Tierra de Nadie, Centinela and Casa Blanca) and the newly defined Breccia Hill ore shoot to the northwest.

The presence of wide and high grade zones of gold and silver mineralization within the Corona de Oro ore shoot has been further confirmed by infill drilling on 30 metre centres, highlighted by the following intercepts:

•	M08-213 17.89 metres (10.50 true width) @ 11.49 g/t Au and 89.9 g/t Ag
•	M08-228 11.59 metres (7.00 true width) @ 82.96 g/t Au and 231.9 g/t Ag

One deep hole tested continuity of mineralization in the Deep Corona extension zone at the 760 metre elevation, with the following positive results:

•	M08-281 4.53 metres (2.00 true width) @ 27.73 g/t Au and 106.9 g/t Ag

Infill and step-out drilling to the southeast of Corona de Oro confirmed the presence of contiguous ore grade mineralization within the Tierra de Nadie, Centinela and Casa Blanca ore shoots, including the following drill intercepts:

Tierra de Nadie
•	M08-230 8.99 metres (8.10 true width) @ 24.11 g/t Au and 156.2 g/t Ag
•	M08-269 3.33 metres (2.80 true width) @ 12.74 g/t Au and 132.5 g/t Ag

Centinela
•	M08-239 2.98 metres (2.10 true width) @ 24.58 g/t Au and 130.0 g/t Ag
•	M08-257 4.70 metres (4.06 true width) @ 27.46 g/t Au and 75.6 g/t Ag
•	M08-275 3.60 metres (3.25 true width) @ 29.56 g/t Au and 168.1 g/t Ag

Casa Blanca
•	M08-264 2.58 metres (2.30 true width) @ 6.98 g/t Au and 279.0 g/t Ag
•	M08-295 2.62 metres (2.20 true width) @ 9.55 g/t Au and 90.9 g/t Ag

A new ore shoot was also defined on the Mercedes Vein to the northwest of Corona de Oro.  A contiguous vein containing more than 2 g/t equivalent gold ranging from 1.0 to 8.0 metres in true width has been identified in 13 drill holes.  The ore shoot extends along strike for up to 150 metres, with a vertical range of 350 metres.  At depth, the zone merges with the northwest extension of the Corona de Oro shoot. Significant results from the Breccia Hill ore shoot include:

•	M08-294 9.65 metres (7.20 true width) @ 4.55 g/t Au and 68.8 g/t Ag
•	M08-305 9.14 metres (4.95 true width) @ 6.22 g/t Au and 30.8 g/t Ag
•	M08-305 3.04 metres (1.64 true width) @ 19.43 g/t Au and 11.6 g/t Ag

Complete Mercedes infill drill results are shown on the attached Figure 1 and in Table 2.

With these new results, including the definition of the new Breccia Hill ore shoot, Yamana believes it is on track to deliver a resource of one million ounces of gold at Mercedes by the end of 2008.  As the company continues with an aggressive infill program, a significant part of the resource will be in the Measured and Indicated categories.

   Yamana’s continued plan for Mercedes remains on track to deliver a feasibility level study by the end of the year with the objective to demonstrate sufficient mineable reserves for an initial mine plan.  Drilling will continue at Mercedes in 2009 and beyond in an effort to outline new vein zones and extend those that are already known.  This is the same approach taken at El Peñón which has continually added new resources through a continued exploration effort.

Quality Assurance and Control
A description of the quality assurance program and quality control measures applied during the execution of the work being reported on for each of the Gualcamayo and El Peñón projects can be found in the following reports filed on SEDAR at www.sedar.com: 1) the "Technical Report on the El Peñón Mine, Chile Resource Audit" effective as of October 2007, dated February 11, 2008, (2) the "Mineral Resource Update Gualcamayo Gold Project, San Juan Province, Argentina" dated March 2008.

At Mercedes, all samples were collected through diamond drilling, which is being conducted by Major Drilling. The samples are collected by splitting the core in half using hydraulic splitters. The average sample size is approximately 0.9 metres and weighs approximately 2.9 kilograms and the second half of the core is maintained in secure locked warehouses. The Mercedes project uses ALS Chemex in Mexico for sample preparation and ALS Chemex in Vancouver for sample analysis.

The core samples are picked up directly at the project site by ALS Chemex and sent to the Chemex prep facility in Hermosillo, Mexico. The total sample is crushed to +75% passing a 2 mm screen. A smaller portion, up to 250 grams, is then pulverized so + 85% passes a -200 mesh. The pulps are sent to the Vancouver laboratory where both Au and Ag are analyzed by fire assay/gravimetric finish (50-gram pulp). Some samples are also assayed by metallic screen methods when visible gold is noted, to verify fire assay gold grades.

Yamana operates a QA/QC program at Mercedes that includes the insertion of a series of professionally prepared certified standards and blanks, as well as locally prepared sterile samples, into the sample stream. A number of reject samples are systematically forwarded to ACME Laboratory in Vancouver, for comparison of Au and Ag grades.

Qualified Persons
Mr. William H. Wulftange, P. Geo., Director, Corporate Technical Compliance of Yamana Gold Inc., has reviewed and approved the data contained within this press release pertaining to Gualcamayo, El Peñón,  and Pilar de Goias and serves as the Qualified Person as defined in National Instrument 43-101 for these projects.

Mr. Mark A. Hawksworth, P. Geo, Senior Geologist, Mercedes Project, of Yamana Gold Inc., has supervised the preparation of the Mercedes technical data contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

LOOKING AHEAD

Upcoming Events

Event	Expected Date
Resource updates for some or all of La Pepa, Jeronimo, Amancaya	July 2008
Ongoing drill programs at Mercedes and El Peñón	Q2 to Q4 2008
Gualcamayo achieves commercial production	Late 2008
Completion of Phase Two expansion at Jacobina	Late 2008
Gualcamayo feasibility level study update (QDD Lower West)	Late 2008
Feasibility level study for Mercedes	Late 2008
Complete internal study on Chapada pyrite and oxide project	By late 2008

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

MEDIA INQUIRIES:

Mansfield Communications Inc.

Hugh Mansfield

(416) 599-0024

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong

Director, Investor Relations

(416) 815-0220

Email: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to our strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,” “budget,” “target,” “project,” “intend,” “believe,” “anticipate,” “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), prices for sulphiric acid and currency exchange rates (such as Brazilian Real versus the US Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parametres, changes in project development and production time frames, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in levels of sustainability of production, successful completion and operation of the ore pass at Gualcamayo, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods  referenced and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 1

Pilar de Goias Drilling Results

Hole	Target	From (m)	To (m)	Interval (m)	Au (g/t)
JOT 115	JOT	80	115	30	1.83
JOT 115	JOT	106	110	4	9.15
JOT 028	JOT	24	57.7	33.7	2.4
JOT 028	JOT	26	28	2	32.75
JOT 035	JOT	35	39	4	3.81
JOT 035	JOT	35	36	1	14.32
JOT 042	JOT	52	72	20	1.02
JOT 042	JOT	61.24	62.3	1.06	6.38
JOT 130	JOT	104	119	15	8.41
JOT 130	JOT	110	114.9	4.9	25.3
JD 001	JOT	64	75.9	11.9	1.22
JD 001	JOT	70	72	2	5.47
JD 001	JOT	95	100	5	1.77
JD 001	JOT	98	100	2	4.01
JD 005	JOT	50	72	22	1.08
JD 005	JOT	61	63.1	2.1	5.3
JD 007	JOT	29	36	7	1.13
JD 007	JOT	32.6	34.2	1.6	5.22
JD 007	JOT	44	47.5	3.5	1.76
JD 007	JOT	45	46.4	1.4	5.47
JD 008	JOT	58	69	11	3.87
JD 008	JOT	60	61	1	40.6
JD 010	JOT	44	62.7	18.7	2.56
JD 010	JOT	48	49	1	6.34
JD 010	JOT	60	62.7	2.7	12.3
JD 012	JOT	52	77	25	1.11
JD 012	JOT	73	75	2	5.06
JD 018	JOT	0	8	8	1.52
JD 018	JOT	4	5	1	11.88
JD 018	JOT	53	63	10	2.14
JD 018	JOT	62	63	1	12.48

Table 2

Mercedes total drill intercepts at +2.0 g/t AuEq (from March 25th to date)

Hole	Vein Ore Shoot		From	To	Interval	True Width	Au	Ag
			(m)	(m)	(m)	(m)	g/t	g/t
M08-213	C. de Oro		221.40	239.29	17.89	10.50	11.49	89.9
M08-214	Tierra de Nadie	NSV
M08-215	Tierra de Nadie	NSV
M08-216	C.de Oro		263.63	268.22	4.59	2.60	4.53	105.9
M08-217	Tierra de Nadie	NSV
M08-218	Casa Blanca		272.50	276.76	4.26	2.80	3.98	53.1
M08-219	Tierra de Nadie	NSV
M08-220	Tierra de Nadie		188.43	190.50	2.07	1.55	2.24	15.0
M08-221	C. de Oro		298.70	299.60	0.90	0.60	2.90	36.0
M08-222	Casa Blanca	NSV
M08-223	Tierra de Nadie		231.43	233.17	1.74	1.10	5.10	95.0
M08-224	C.de Oro		230.73	250.20	19.47	9.40	6.00	107.6
M08-225	Tierra de Nadie	NSV
M08-226	C. de Oro		288.65	296.27	7.62	3.50	4.44	163.5
M08-227	Casa Blanca		237.63	239.58	1.95	1.20	1.78	140.1
M08-228	C.de Oro		217.83	219.46	1.63	0.98	7.52	21.0
M08-228	C.de Oro		230.13	241.72	11.59	7.00	82.96	231.9
M08-228	C.de Oro		248.42	249.94	1.52	0.90	2.68	47.0
M08-228	C.de Oro		254.51	256.03	1.52	0.90	5.86	60.0
M08-228	C.de Oro		269.94	271.73	1.79	1.10	25.15	146.1
M08-229	Tierra de Nadie		189.70	191.37	1.67	1.50	10.94	176.7
M08-230	Tierra de Nadie		197.30	206.29	8.99	8.10	24.11	156.2
M08-231	Casa Blanca		285.25	286.85	1.40	1.00	3.88	54.1
M08-232	Centinela		177.64	179.22	1.58	1.10	5.04	40.1
M08-233	C. de Oro		86.88	87.20	0.32	0.23	5.65	44.0
M08-233	C. de Oro		100.58	101.85	1.27	0.87	5.34	40.0
M08-233	C. de Oro		103.63	104.36	0.73	0.49	2.77	73.0
M08-233	C. de Oro		107.50	111.19	3.69	2.70	3.75	61.2
M08-234	C. de Oro		118.90	127.10	8.20	4.00	5.60	109.1
M08-235	Tierra de Nadie		218.68	225.39	6.71	6.50	6.10	109.1
M08-236	C. de Oro		142.34	148.44	6.10	2.50	13.68	79.3
M08-236	C. de Oro		156.05	166.06	10.01	3.80	3.46	166.2
M08-236	C. de Oro	Or	142.34	166.06	23.72	10.50	4.24	96.0

M08-237	C. de Oro	NSV
M08-238	Casa Blanca		242.23	243.23	1.00	0.60	11.60	86.0
M08-238	Casa Blanca		249.33	250.08	0.75	0.45	8.29	98.0
M08-239	Centinela		208.00	210.98	2.98	2.10	24.58	130.0
M08-240	C. de Oro		251.25	252.25	1.00	0.60	2.91	66.0
M08-241	C. de Oro		225.55	226.83	1.28	0.50	12.65	150.0
M08-242	Centinela		188.37	190.34	1.97	1.55	4.83	82.0
M08-243	Centinela	NSV
M08-244	Centinela		250.25	251.13	0.88	0.80	2.82	77.0
M08-245	C. de Oro	NSV
M08-246	Tierra de Nadie		261.82	263.52	1.70	1.10	3.26	27.0
M08-246	Tierra de Nadie		282.85	285.00	2.15	1.10	4.48	10.0
M08-247	C. de Oro		220.04	222.35	2.31	1.80	8.09	131.9
M08-248	Tierra de Nadie		215.80	218.16	2.36	1.70	5.88	188.0
M08-249	C. de Oro		279.30	280.42	1.12	0.80	2.53	10.0
M08-250	Tierra de Nadie		195.27	197.19	1.92	1.65	5.36	91.0
M08-251	Centinela		249.17	253.10	3.93	3.20	16.04	249.27
M08-252	Centinela		131.90	134.09	2.19	1.90	2.26	34.0
M08-253	Tierra de Nadie		228.78	229.95	1.17	1.00	8.88	29.0
M08-254	Centinela	NSV
M08-255	Tierra de Nadie		208.85	214.85	6.00	5.10	2.96	105.0
M08-256	C. de Oro	NSV
M08-257	Centinela		270.45	275.15	4.70	4.06	27.46	75.57
M08-258	Centinela	NSV
M08-259	Centinela	NSV
M08-260	Centinela		255.40	257.23	1.83	0.90	7.31	28.0
M08-261	C. de Oro	NSV
M08-262	Centinela		206.95	212.25	5.30	3.30	1.93	35.0
M08-263	Casa Blanca		281.33	282.85	1.52	1.15	4.96	57.0
M08-264	Casa Blanca		234.28	236.86	2.58	2.30	6.98	279.0
M08-265	Tierra de Nadie		224.33	225.87	1.54	1.20	5.04	55.0
M08-266	C. de Oro	NSV
M08-267	Tierra de Nadie		192.63	193.30	10.67	8.00	3.39	52.3
M08-268	Centinela	NSV
M08-269	Tierra de Nadie		229.19	232.52	3.33	2.80	12.74	132.5

M08-270	Centinela	NSV
M08-271	C. de Oro	NSV
M08-272	Tierra de Nadie	NSV
M08-273	Tierra de Nadie	NSV
M08-274	C. de Oro	NSV
M08-275	Centinela		266.45	270.05	3.60	3.25	29.56	168.1
M08-276	C. de Oro		242.93	244.00	1.07	0.75	4.67	29.0
M08-276	C. de Oro		246.60	247.90	1.30	0.90	3.42	34.0
M08-276	C. de Oro		249.80	250.70	0.90	0.65	6.10	27.0
M08-276	C. de Oro		258.70	259.80	1.10	0.80	3.79	6.0
M08-277	Centinela		257.19	276.76	1.57	1.15	3.32	65.1
M08-278	C. de Oro	NSV
M08-279	C. de Oro	NSV
M08-280	Centinela		324.40	325.05	0.65	0.45	11.85	62.0
M08-280	Centinela		328.57	331.62	3.05	2.30	9.51	40.5
M08-281	C. de Oro		461.50	466.03	4.53	2.00	27.73	106.9
M08-282	C. de Oro	NSV
M08-284	C. de Oro		402.50	404.16	1.66	1.20	6.79	47.9
M08-285	Aida	NSV
M08-286	C. de Oro		535.23	538.28	3.05	1.80	3.15	8.2
M08-287	Breccia Hill	NSV
M08-288	C. de Oro	NSV
M08-289	Aida	NSV
M08-291	Paloma	NSV
M08-292	Casa Blanca	NSV
M08-294	Breccia Hill		363.15	372.80	9.65	7.20	4.55	68.8
M08-295	Casa Blanca		97.92	100.54	2.62	2.20	9.55	90.9
M08-296	Aida	NSV
M08-297	Casa Blanca	NSV
M08-299	Breccia Hill	NSV
M08-300	Breccia Hill	Low recovery	147.52	156.67	9.15	8.00	8.77	64.0
M08-301	Aida	Hole Lost Before Vein
M08-302	Aida		263.05	267.61	4.56	3.50	2.15	102.0
M08-303	Centinela		176.78	178.24	1.46	1.30	2.79	4
M08-304	Breccia Hill	Pending QAQC Review
M08-305	Breccia Hill		180.16	189.3	9.14	4.95	6.22	30.8
			218.24	221.28	3.04	2.00	19.43	11.6
M08-306	C. de Oro	Hole lost short of vein

M08-307	Casa Blanca		143.90	151.39	7.49	6.80	2.56	65.0
M08-308	Centinela	NSV
M08-309	Aida	NSV
M08-310	Centinela		131.80	132.90	1.10	0.80	1.83	64.00
M08-311	C. de Oro	NSV
M08-312	Centinela		159.08	161.54	2.46	2.13	8.24	49.4
M08-313	Aida	NSV
M08-314	Tierra de Nadie		148.24	149.35	1.11	0.80	1.67	66.00
M08-315	Tierra de Nadie		171.50	176.14	4.64	3.90	5.03	67.3
M08-316	Tierra de Nadie	NSV
M08-317	Breccia Hill		351.74	358.78	7.04	4.40	4.38	17.4
M08-317	Breccia Hill		362.41	365.22	2.81	1.75	3.24	20.7
M08-318	Aida	NSV
M08-319	Tierra de Nadie		94.49	98.03	3.54	3.10	4.40	85.5
M08-320	Centinela	NSV
M08-321	Tierra de Nadie		108.78	113.14	4.36	3.30	7.95	63.8
M08-322	C. de Oro		506.89	511.77	4.88	1.90	5.11	35.6
M08-324	Casa Blanca		95.36	98.75	3.39	2.6	2.28	83.87
M08-325	Tierra de Nadie		146.76	153.61	6.85	6.40	5.38	116.2

Figure 1

Mercedes Long Section

AIDA
BRECCIA HILL
CORONA DE ORO
TIERRA DE NADIE
CENTINELA
CASA BLANCA
CORONA DE ORO MINE STOPE
MERCEDES MINE STOPE
Surface Vein Outcrop
Baucarit Fm
1200m
1100m
1000m
900m
800m
700m
600m
LEGEND
50 Grade x True Thickness @ 2.0g/t AuEq. Cutoff
*(AuEq. = Au + Ag/150)
Drill Hole Pierce Point
Drill Hole Number
New Drill Hole
New Drill Hole Assay Pending
Previous Drill Hole
> 6 gram-meters
> 20 gram-meters
> 50 gram-meters
> 100 gram-meters
0
200
Scale in Meters
MERCEDES PROJECT
MERCEDES MAIN ZONE
GRADE X TRUE THICKNESS
SECTION LOOKING N45°E
SONORA, MEXICO
13 June, 2008